Exhibit 99.1

July 2, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL

GREAT  PANTHER  SILVER  UPDATES  MINERAL  RESOURCES  AT  SAN  IGNACIO  MINE

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; the "Company") is providing an update to its Mineral Resources at its 100% owned San Ignacio Silver-Gold Mine in Guanajuato, Mexico (the “April 2014 Mineral Resource Estimate”).

The April 2014 Mineral Resource Estimate totals 1.245 million silver equivalent ounces (“Ag eq oz”) of Indicated Mineral Resources and 5.645 million Ag eq oz of Inferred Mineral Resources at a cut-off of 125 grams per tonne (“g/t”) silver equivalent.

The Indicated Mineral Resource is a new addition, comprising 103,000 tonnes at 165g/t silver and 3.54g/t gold and incorporates detailed infill drilling completed in the fourth quarter of 2013 (see news release December 16, 2013), and data from mine development along the Intermediate vein.  The Inferred Mineral Resource totals 737,000 tonnes at 115g/t silver and 2.04g/t gold.  The breakdown for the estimate is provided in Table 1.

Table 1: Mineral Resource Estimate

San Ignacio Mineral Resource Estimate, effective date April 6, 2014
	Tonnage	Ag g/t	Ag Moz	Au g/t	Au oz	Ag eq g/t	Ag eq Moz
Indicated Resource
INT Vein	103,000	165	0.543	3.54	12,000	377	1.245
Inferred Resource
DIOS1 Vein	178,000	103	0.591	1.99	11,000	224	1.287
DIOS2 Vein	147,000	141	0.663	2.38	11,000	285	1.346
INT Vein	241,000	135	1.042	2.12	16,000	262	2.026
MELL Vein	171,000	77	0.425	1.68	9,000	180	0.987
Total Inferred	737,000	115	2.721	2.04	48,000	238	5.645

Notes:

1.	Base case cut-off grade of 125g/t silver equivalent
2.	Silver equivalent calculated using a 60 to 1 ratio of silver to gold value
3.	Rock Density for all veins is 2.63t/m3
4.	Totals may not agree due to rounding
5.	Grades in metric units
6.	Contained silver and gold in troy ounces
7.	Vein names abbreviated as follows: INT = Intermediate vein; DIOS1 = Nombre de Dios1 vein; DIOS2 = Nombre de Dios2 vein; and MELL = Melladito vein

Recent drilling enabled upgrading a portion of the Inferred Mineral Resource from the Intermediate vein to the Indicated Mineral Resource category.  The upgrade resulted in an 18% decrease in Inferred Resources when compared to the 2012 estimate as noted in Table 2.  Inferred Mineral Resources are unchanged for the Melladito and Nombre de Dios 1 and 2 veins.

Table 2: Percentage change 2014 over 2012

Category	Waldegger & Brown 2014 Ag eq Moz	Waldegger 2012 Ag eq Moz	Change
Indicated Resources	1.245	0	1.245 (N/A)
Inferred Resources	5.645	6.894	-1.249 (-18%)

The goal of recent exploration work was to increase confidence in the Mineral Resources of the Intermediate vein.  The Company completed 13 infill drill holes into the vein development (see news release dated December 16, 2013) and collected 112 chip samples from 200 metres of underground mine development.  Overall Mineral Resources at San Ignacio considered 91 drill holes completed between sections 450N and 1100N (up to hole ESI13-116), as well as 112 underground chip samples.

The mineralization at San Ignacio is hosted in classic epithermal quartz-calcite veins.  The geologic interpretation was based on diamond drilling and surface and underground mapping.  Veins were modelled to a 1.5 metre minimum width and raw assays were composited to the intersection width of the wireframes.  The drill-hole and underground composites were used in the estimate of block grades using the Inverse Distance to the second power (ID2).  Volumes were converted to tonnages using 2.63t/m3, which were based on results from density tests completed on 313 drill core samples captured by the wireframes.

This Mineral Resource Estimate has an effective date of April 6, 2014 and was classified as Indicated and Inferred according to the CIM Definition Standards on Mineral Resources and Mineral Reserves and is consistent with the requirements of NI 43-101.  Analysis of underground mine samples and drill-core samples was performed by SGS Minerals Services in the Company's Guanajuato, Mexico laboratory.

Areas of interest for the 2014 drill program will be the extension of the drilling south along the Intermediate vein and some infill drilling on the Melladito and Nombre de Dios 1 and 2 veins.

Block model graphics, maps, sections and previous news releases can be viewed on the Company's website at www.greatpanther.com.

The Company's QA/QC program includes the regular insertion of blanks, duplicates and standards into the sample shipments.  Robert F. Brown, P.Eng., and Vice-President of Exploration for Great Panther Silver and its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V., and Michael Waldegger, P.Geo., Senior Resource Geologist, MFW Geoscience Inc., are designated as the Qualified Persons for the San Ignacio Mine Project under the meaning of NI 43-101 and have reviewed this news release.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Guanajuato and Topia.  Great Panther is in the process of developing its San Ignacio Project with a view to production in 2014, and has two exploration projects, El Horcon and Santa Rosa.  The Company is also pursuing additional mining opportunities within the Americas, with the goal of adding to its portfolio of mineral properties.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer President & CEO 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2013 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.